May 4, 2016

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration
Energy Fuels Inc.
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-210782

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Energy Fuels Inc., respectfully requests that the Commission accelerate the effectiveness of the above-referenced Form S-3 Registration Statement Amendment No. 2 (File No. 333-210782), and permit said Registration Statement to become effective at 3:00 p.m. (Eastern Time) on May 5, 2016 or as soon thereafter as practicable.

Energy Fuels Inc., hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Energy Fuels Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and Corporate
Secretary

cc:	Richard Raymer, Dorsey & Whitney LLP